

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2018

David Frank
Chief Financial Officer
AquaBounty Technologies, Inc.
Two Mill & Main Place, Suite 395
Maynard, MA 01754

  Re: AquaBounty Technologies, Inc.
    Registration Statement on Form S-3
    Filed April 6, 2018
    File No. 333-224184

Dear Mr. Frank:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made pursuant to General Instruction I.B.6.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions you may have.

Division of Corporation Finance
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